

03051778

kg
4/10/03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

RECEIVED MAR 3 1 2003 SEC MAIL PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8-35001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COMERICA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. FORT STREET, 3RD FLOOR
(No. and Street)

DETROIT	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN R. GRAEF (313)222-7793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

500 WOODWARD AVENUE, SUITE 1700	DETROIT	MI	48226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN R. GRAEF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMERICA SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DIRECTOR OF FINANCE & OPERATIONS

Title

Notary Public

CHARLES L. DETTLOFF
NOTARY PUBLIC MACOMB CO., MI
MY COMMISSION EXPIRES Sep 9, 2003
ACTING IN WAYNE COUNTY, MI

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAR04'03 08:05:34

NASD

February 28, 2003

Comerica Securities
PO Box 75000
Detroit, MI 48275-3137

Attention: Timothy Wasson

RE: Firm CRD No. 17079

Ladies and Gentlemen:

This is in response to your letter dated February 28, 2003 in which you request an extension of time in which to file Comerica Securities' annual audit report for the year ending December 2002 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5), which report is due March 3, 2003.

NASD as your firm's Designated Examining Authority, approves the firm's request to file its audited annual report on or before **March 31, 2003**. This approval is being granted on the condition that Comerica Securities is in compliance with the net capital and recordkeeping rules and the requirements of SEC Rule 15c3-3.

If you have any further questions, please contact Steve Jacobsen, Senior Compliance Examiner, at (312) 899-4391, or Lisa J. Stepuszek, Supervisor of Examiners, at (312) 899-4370.

Sincerely,

Carlotta A. Romano
Senior Vice President and Director

aw/webba/focus/aa/17079-APP.doc

cc: Mr. Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Ms. Elizabeth Wollin, Director
NASD, Member Regulation
9509 Key West Avenue
Rockville, MD 20850

Ms. Eleanor Sabalbaro
Via Facsimile to (240) 386-5163



Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Auditors

Board of Directors
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Comerica Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 15, 2003

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Comerica Securities, Inc.

Year ended December 31, 2002
with Report of Independent Auditors


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH, D.C.
155
SECTION

0301-0385344

Comerica Securities, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2002

Contents



Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Auditors

Board of Directors
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. as of December 31, 2002, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comerica Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 15, 2003

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 41,912,022
Special reserve account for benefit of customers	2,226,110
Trading securities	9,382,774
Accounts receivable—unsettled trading transactions	4,621,002
Premises and equipment, net of depreciation of $3,226,589	2,247,390
Brokerage commissions receivable	2,681,700
Affiliate income receivable	544,727
Other assets	2,427,413
Total assets	$ 66,043,138
Liabilities and shareholders' equity	
Liabilities:	
Bank borrowings	$ 100,485
Incentive compensation	977,361
Accounts payable—unsettled trading transactions	2,933,458
Other liabilities	2,820,486
Total liabilities	6,831,790
Shareholders' equity	
Common stock:	
Par value—$1 per share;	
Authorized, issued and outstanding—50,000 shares	50,000
Additional paid-in capital	47,175,440
Retained earnings	11,985,908
Total shareholders'equity	59,211,348
Total liabilities and shareholders'equity	$ 66,043,138

See accompanying notes.

Comerica Securities, Inc.

Statement of Income

Year ended December 31, 2002

Income	
Commissions	$ 44,969,801
Interest on trading securities	175,072
Net profit on trading securities	10,111,532
Public finance fees	3,992,400
Interest on investment securities	736,626
Other income	4,935,929
Total income	64,921,360
Expenses	
Commissions paid to other broker—dealers	3,464,099
Salaries and benefits	32,779,147
Occupancy and equipment cost	2,621,599
Other	22,015,873
Total expenses	60,880,718
Income before income taxes	4,040,642
Provision for income taxes	1,561,266
Net income	$ 2,479,376

See accompanying notes.

Comerica Securities, Inc.

Statement of Changes in Shareholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 50,000	$47,175,440	$ 9,506,532	$ 56,731,972
Net income	-	-	2,479,376	2,479,376
Balance at December 31, 2002	$ 50,000	$ 47,175,440	$ 11,985,908	$ 59,211,348

See accompanying notes.

Comerica Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 2,479,376
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	673,097
Increase in special reserve account	(15,667)
Net decrease in trading account securities	4,708,106
Increase in accounts receivable—unsettled trading transactions	(3,472,881)
Increase in accounts payable—unsettled trading transactions	1,205,102
Increase in brokerage commission receivable	(330,373)
Decrease in affiliate receivable	520,009
Decrease in other assets	7,130,360
Decrease in incentive compensation	(852,893)
Net decrease in other liabilities	(1,851,741)
Total adjustments	7,713,119
Net cash provided by operating activities	10,192,495
Cash flows used in investing activities	
Purchase of fixed assets	(1,652,032)
Other	996
Net cash used in investing activities	(1,651,036)
Cash flows provided by financing activities	
Net increase in bank borrowings	100,485
Net cash provided by financing activities	100,485
Net increase in cash and cash equivalents	8,641,944
Cash and cash equivalents, beginning of year	33,270,078
Cash and cash equivalents, end of year	$ 41,912,022
Supplemental disclosure of cash flow information	
Income taxes paid	$ 3,775,201
Interest paid	$ 3,460

See accompanying notes.

Comerica Securities, Inc.

Notes to Financial Statements

December 31, 2002

1. Organization

Comerica Securities, Inc. (the Company) is a self-clearing broker and dealer. The Company is engaged primarily in the retail and institutional brokerage business and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned, indirect subsidiary of Comerica Incorporated.

2. Significant Accounting Policies

Cash Equivalents

Short-term investments with initial maturities of less than 90 days when purchased, including money market investments, are considered to be cash equivalents.

Trading Securities

Trading securities are carried at market value and at December 31, 2002 consist primarily of municipal bonds.

Premises and Equipment

Equipment is carried at historical cost, net of accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company record income tax expense, which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return.

2. Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank. Included in occupancy and equipment costs and other operating expenses are fees paid to related parties of $1,714,558 for property rental and $14,987,892 for operating, accounting and administrative services, respectively.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in other liabilities are amounts due to Comerica Bank of approximately $395,900 at December 31, 2002. Also included in other liabilities are federal income taxes payable of $967,900 due to Comerica Bank.

At December 31, 2002 the Company had $7,316,645 on deposit in interest and non-interest bearing accounts with Comerica Bank.

4. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase municipal bond securities from underwriters and sell such securities to customers. These commitments have settlement terms of up to 45 days. These transactions are not reflected in the Company's balance sheet and involve, to varying degrees, elements of credit and market risk. Credit risk results from the possible inability of the counterparty to the transaction to deliver or take delivery of the securities in accordance with the agreement. Market risk is represented by the potential loss the Company may incur from having to purchase these securities in the open market at prevailing market prices in order to fulfill its obligation in the event of non-delivery of customer securities. At December 31, 2002 there were no outstanding commitments to purchase securities.

4. Financial Instruments with Off-Balance Sheet Risk (continued)

In the process of making commitments to purchase and sell securities, the Company may become contingently liable to purchase its prorated share of that portion of a pool of municipal bond issues not sold by participating underwriters. At December 31, 2002, no contingent liability existed.

5. Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2002, the Company's net capital was $45,642,168 and its required net capital was $259,888. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .9 to 1.

6. Special Reserve Account for Benefit of Customers

Investment securities and cash have been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities and Exchange Commission.

7. Estimated Fair Values of Financial Instruments

Accounting principles generally accepted in the United States currently require disclosure of estimated fair market values of financial instruments. The Company may use present value techniques to determine the estimated values of its financial instruments where quoted market values are not available. These techniques require judgment, and the estimates may be significantly affected by the assumptions made. The Company's financial instruments, other than trading securities, are short-term and therefore carrying amounts approximate fair value. Trading securities are carried at quoted market value or the market value for comparable securities, which represents estimated fair value.

8. Income Taxes

The current and deferred components of the provision for income taxes for the year ended December 31, 2002 was a current provision of $1,070,860, and a deferred provision of $490,406, respectively. The principal component of the deferred tax liability of $374,000 as of December 31, 2002 was employee benefits. Included in the provision for income taxes on the Statement of Income are other state and local taxes of $207,166.

9. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to eligible employees. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company received a benefit of approximately $131,000 related to this plan in 2002.

Schedule I

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2002

Computation of net capital:	
Total shareholder's equity	$ 59,211,348
Less:	
Nonallowable assets	7,701,246
Other deductions and charges	3,510,000
Securities haircut deduction	1,357,934
	$ 46,642,168
Aggregate Indebtedness	
Items included in statement of financial condition:	
Total liabilities	$ 3,898,332
Computation of basic net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 259,888
Excess net capital	$ 46,382,280
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 46,252,335
Percent of aggregate indebtedness to net capital	8%

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2002

Computation for determination of reserve requirements:	
Total credit balances	$ 251,229
Total 15c3-3 debit balances	$ 4,991,027
Excess of total debits over total credits	$ 4,739,798
Excess of total credits over total debits	$ -
Amount held on deposit in Reserve Bank Account	$ 2,226,110

Comerica Securities, Inc.

Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2002

There were no material differences between the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2002.

Schedule IV

Comerica Securities, Inc.

Reconciliation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2002

Other deductions and charges as reported in Part II Focus Report	$ 4,510,000
Excess in other deductions and charges included in computation	1,000,000
Other deductions and charges	$ 3,510,000

Schedule V

Comerica Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c-3

December 31, 2002

State the market valuation and number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified Rule 15c3-3.	$ -
A. Number of items	-
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	-

Ernst & Young

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Comerica Securities, Inc.:

In planning and performing our audit of the financial statements of Comerica Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2003